

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Andy Yeung
Chief Financial Officer
Yum China Holdings, Inc.
101 East Park Boulevard, Suite 805
Plano, Texas 75074

> **Re: Yum China Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-37762**

Dear Andy Yeung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Lindsey Smith